UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sequans Communications S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.02

(Title of Class of Securities)

817323 108 (American Depositary Shares, each representing one ordinary share)

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817323 108

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Vision Capital III L.P., 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,760,893 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,760,893 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,893

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Sequans Communications S.A.
	(b)	Address of Issuer’s Principal Executive Offices 19 Le Parvis, 92073 Paris-La Défense, France

Item 2.
	(a)	Name of Person(s) Filing Vision Capital III L.P.
	(b)	Address of Principal Business Office or, if none, Residence Kleinwort Benson House, Wests Centre St Helier, Jersey Channel Islands JE4 8PQ
	(c)	Citizenship Jersey
	(d)	Title of Class of Securities Ordinary Shares, nominal value €0.02 per share
	(e)	CUSIP Number 817323 108 (American Depositary Shares, representing one ordinary share)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,760,893 shares
(b) Percent of class: 5.1% Based on a total of 34,667,339 shares of the Issuer’s ordinary shares outstanding as of December 31, 2011 as reported in the Issuer’s Form 6-K.
(c)
(i) Sole power to vote or to direct the vote: 1,760,893 shares
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,760,893 shares
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

VISION CAPITAL III L.P., A JERSEY LIMITED PARTNERSHIP

By:	VISION III PARTNERS LIMITED, A JERSEY LIMITED LIABILITY COMPANY, its General Partner

By:	/s/ Gary Norman
Name: Gary Norman
Title: Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).